IMMRSIV Inc

May 14, 2024

VIA EDGAR

Joseph Kempf

Robert Littlepage

Matthew Crispino

Larry Spirgel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	IMMRSIV Inc
Request to Withdraw Registration Statement on Form F-1 File No. 333-269055

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), IMMRSIV Inc (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form F-1 (File No. 333-269055), as amended, together with all exhibits thereto (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on December 29, 2022, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the offering described in the Registration Statement. The Company advises the Commission that no securities have been issued or sold under the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Registrant proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Pursuant to Rule 477(b), the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

If you have any further questions, please contact the Company’s U.S. securities counsel, Meng Ding, Esq., of Sidley Austin, at meng.ding@sidley.com, +852 2509 7858 (work) or +852 6461 4000 (cell).

Very truly yours,

IMMRSIV Inc

By:	/s/ Png Bee Hin
Name:	Png Bee Hin
Title:	Chairman of the Board of Directors and Chief Executive Officer

Address: 1004, Toa Payoh North, #04-12, Singapore 318995